Exhibit 21

Subsidiaries of Intermix Media, Inc.

Legal Entity	Jurisdiction of Incorporation or Formation	Percentage Owned
Alena, LLC	Delaware	100%
Cases Ladder, Inc.	California	100%
Focalex, Inc.	Massachusetts	100%
Hydroderm, LLC	Delaware	50.1%
Intermix Network, LLC	Delaware	100%
MySpace, Inc.	Delaware	53%
Pet Life Enhancement, LLC	Delaware	70%
Social Labs, LLC	Delaware	100%
Triggerscents, LLC	Delaware	50.1%

Not included in the above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.